FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2010

Commission File No. 000-32981

TUSCANY MINERALS LTD.
(Translation of registrant's name into English)

780 - 333 Seymour Street, Vancouver, British Columbia, V6B 5A6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -_________

INFORMATION CIRCULAR

for the

ANNUAL AND SPECIAL MEETING

of

TUSCANY MINERALS LTD.

to be held on

Friday, June 18, 2010

This document requires immediate attention.  If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your advisor.

TUSCANY MINERALS LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting (the “Meeting”) of the shareholders of TUSCANY MINERALS LTD. (the “Company”) will be held at Suite 800, 885 West Georgia Street, Vancouver, British Columbia, on Friday, June 18, 2010 at 10:00 am (Pacific Time) for the following purposes:

1.	to appoint auditors for the Company for the ensuing financial year and to authorize the directors to fix the remuneration to be paid to the auditors;

2.	to elect J. Stephen Barley as a director to hold office until the next Annual Meeting;

3.
to consider and, if thought fit, to approve a special resolution approving a change of name of the  Company to “Qwick Media Inc.” and that the Company’s Memorandum of Association and Articles of Association be amended and restated to reflect the change of the Company’s name; and

4.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The board of directors of the Company has fixed Wednesday, May 19, 2010 as the record date for the determination of the shareholders entitled to receive this Notice.

Accompanying this Notice are an Information Circular, Form of Proxy and a Return Card. The Information Circular contains information relating to the matters to be addressed at the Meeting.

A shareholder who is entitled to attend and vote at the Meeting, or an intermediary holding shares on behalf of an unregistered member, is entitled to appoint a proxy to attend and vote in his or her stead. Any shareholders who do not expect to attend the Annual and Special Meeting in person are requested to complete, sign and date the enclosed Form of Proxy or other Form of Proxy and return same within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 24th day of May, 2010.

ON BEHALF OF THE BOARD OF DIRECTORS OF
TUSCANY MINERALS LTD.

/s/ J. Stephen Barley
J. Stephen Barley
Director, Chief Financial Officer,
Secretary and Treasurer

TUSCANY MINERALS LTD.
780 – 333 Seymour Street
Vancouver, British Columbia Canada V6B 5A6

INFORMATION CIRCULAR
(Containing information as at May 24, 2010 unless otherwise noted)

MANAGEMENT SOLICITATION OF PROXIES

This information circular (“Information Circular”) is furnished to the shareholders (each a, “Shareholder”) of common shares (the “Common Shares”) of TUSCANY MINERALS LTD. (the “Company”) in connection with the solicitation of proxies by the management of the Company for use at the annual and special meeting of the Shareholders (and any adjournment thereof) (the “Meeting”) to be held on Friday, June 18, 2010 at 10:00 am (Pacific time) at the offices of Clark Wilson LLP, Suite 800, 885 West Georgia Street, Vancouver, British Columbia, for the purposes set out in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.   Unless otherwise noted, all dollar amounts included in this Information Circular are expressed in United States dollars.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAS BEEN APPROVED BY THE BOARD OF DIRECTORS OF THE COMPANY.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by Pacific Stock Transfer Company, 4045 S. Spencer St, Suite 403, Las Vegas, NV 89119 (the “Transfer Agent”), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the offices of the Company’s solicitors at Suite 800, 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1, at any time up to and including the last business day preceding the day of the Meeting or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting prior to a vote on the matter(s) to which such proxy relates, or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees, or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the Shareholder’s name. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for the Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Information Circular and the accompanying instrument of proxy and Notice of Meeting are to registered Shareholders unless specifically stated otherwise.

VOTING OF PROXIES

A Shareholder may indicate the manner in which the designated proxy is to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space.  If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PROXY NAMED IN THE FORM OF PROXY.  IT IS INTENDED THAT THE DESIGNATED PROXY WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF THE COMPANY’S BOARD OF DIRECTORS FOR DIRECTOR AND AUDITOR.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.

At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

VOTING IN PERSON

Any Shareholder attending the Meeting to vote personally or as proxyholder for another Shareholder shall be required to produce identification satisfactory to the Chairman of the Meeting establishing his or her identity. If a Shareholder is a corporation or an entity other than an individual, then the duly authorized officer or representative of the corporation or other entity must deliver to the Chairman of the Meeting the original or a notarial copy of the instrument empowering such person to attend the Meeting and vote on behalf of the Shareholder. Such documentation shall be in a form acceptable to the Chairman of the Meeting in his or her discretion.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)	any person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)	any proposed nominee for election as a director of the Company; and

(c)	any associate or affiliate of any of the foregoing persons.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Company consists of 400,000,000 Common Shares, $0.001 par value and 100,000,000 preferred shares, $0.001 par value.  As of the record date, determined by the Company’s board of directors to be the close of business on May 19, 2010, there were a total of 51,313,366 Common Shares issued and outstanding.  Each Common Share outstanding on the record date carries the right to one vote at the Meeting.

Only registered Shareholders as of the record date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.  On a show of hands, every Shareholder and proxy holder will have one vote and, on a poll, every Shareholder present in person or represented by proxy will have one vote for each Common Share held.  In order to approve a motion proposed at the Meeting, a simple majority of more than 50% of the votes cast will be required to pass an ordinary resolution, and a majority of at least two thirds of the votes cast will be required to pass a special resolution.

To the knowledge of the director and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 10% of the voting rights attached to the outstanding common shares of the Company, other than as set forth below:

Name of Shareholder	Number of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Ross J. Tocher	29,387,895(2)	57.27%

(1)	Based on 51,313,366 Common Shares issued and outstanding as of May 19, 2010.

(2)
15,594,628 of these Common Shares are registered in the name of Concept Financial Inc., 8,259,486 of these Common Shares are registered in the name of In Touch Digital Media Inc., and 5,533,781 of these Common Shares are registered in the name of R J Tocher Holdings Ltd.  Mr. Tocher exercises control or direction over all of the shares of each of Concept Financial Inc., In Touch Digital Media Inc. and R J Tocher Holdings Ltd.

ELECTION OF DIRECTOR

Directors of the Company are elected at each annual meeting and hold office until the next annual meeting or until their successors are duly elected or appointed in accordance with the Company’s Articles of Association or until such director’s earlier death, resignation or removal.

In the absence of instructions to the contrary, the enclosed form of proxy will be voted for the nominee listed below, who is presently the only member of the Company’s board of directors.  Management does not expect that the nominee will be unable to serve as a director.  If, before the Meeting, it is determined that the nominee will not stand for election at the Meeting, the person named in the proxy will exercise his or her discretionary authority to vote the Common Shares represented by the proxy for the election of any other person or persons as directors.

Management proposes to nominate the person named in the table below for election as director of the Company. The information concerning the proposed nominee has been furnished by the nominee:

Name Province and Country of Residence and Position(s) with the Company	Periods during which Nominee has served as a Director	Number of Shares Owned (1)	Principal Occupation, Business or Employment for the Last Five Years
J. Stephen Barley(2) British Columbia, Canada Secretary, Treasurer, Chief Financial Officer and Director	October 5, 2000 to present	25,000
Mr. Barley has held the positions of Chief Financial Officer, Secretary, Treasurer and director of the Company since October 5, 2000 and resigned as President and Chief Executive Officer on September 10, 2008. Mr. Barley received his Bachelor of Commerce degree from the Mount Allison University in New Brunswick, Canada in 1979. He received his law degree from Dalhousie University in Nova Scotia, Canada in 1982.  Mr. Barley is a member in good standing of the Law Society of British Columbia and the Law Society of Alberta.
Until March 2006, Mr. Barley was a director of Cervus Financial Group Inc., a company that was listed on the TSX Venture Exchange (the “TSXV”). In May 2005, Mr. Barley became a director of OMC Capital Corp., a capital pool company listed on the TSXV. In June 2007, OMC Capital Corp. amalgamated with ReMac Zinc Corp. and assumed the name ReMac Zinc Corp. Mr. Barley remains a director and officer of ReMac Zinc Corp. which is listed on the TSXV. On March 20, 2006, Mr. Barley became a director of Calypso Acquisition Corp., a company also listed on the TSXV. Calypso Acquisition Corp. subsequently changed its name to Calypso Uranium Corp. and Mr. Barley is currently president and chief executive officer of that company. In July 2006, Mr. Barley became an officer and director of Ontario Hose Specialties Inc., which subsequently changed its name to Bordeaux Energy Inc. and then subsequently changed its name to Enterprise Energy Resources Ltd. and is listed on the TSXV. Mr. Barley resigned as an officer but remains a director of this company. In August 2006, Mr. Barley became an officer and director of Centillion Industries Inc., a company listed on the NEX, which subsequently changed its name to Palo Duro Energy Inc. and is now listed on the TSXV.
Mr. Barley has resigned as an officer of Palo Duro Energy Inc. but remains as a director. In September 2006, Mr. Barley became a director of Waymar Resources Ltd., a company listed on the TSXV and subsequently became an officer of that company. Mr. Barley has subsequently resigned as an officer and director. Also in September 2006, Mr. Barley became a director of Arrabbiata Capital Corp., which subsequently changed its name to Olivut Resources Ltd. and is listed on the TSXV. Mr. Barley resigned as a director of Olivut Resources Ltd. in January 2008. Mr. Barley became a director of Cap-Link Ventures Ltd. (now, Petrodorado Energy Ltd.), a TSXV listed company, in June 2007 and subsequently became an officer of that company. Mr. Barley subsequently resigned as an officer and a director. Mr. Barley became a director of Thor Explorations Ltd. (NPL) in July 2007 which is listed on the TSXV and is currently a director and the president of this company. Mr. Barley became a director of Redhawk Resources Inc., a TSXV listed company, in July 2007 and became Managing Director on October 1, 2008. Mr. Barley is also a director of ICN Resources Ltd. which company is listed on the TSXV. Mr. Barley is the President of CHM Financial Services Inc. and a partner in WestPoint Merchant Ventures Inc., both of which are private corporate finance services companies.

(1)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 19, 2010, based upon information furnished to the Company by the individual director.

(2)	Member of the Company’s Audit Committee.

Management recommends the approval of the nominee listed above for election as director of the Company for the ensuing year.

The proposed director:

(a)
is not, as at the date of this Information Circular, nor has been within 10 years before the date of this Information Circular a director, chief executive officer or chief financial officer of any company that,

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)
was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)
is not, as at the date of this Information Circular, nor has been within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; and

(c)
has not, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

General

For the purpose of this Information Circular:

“CEO” of the Company means each individual who acted as chief executive officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“CFO” of the Company means each individual who acted as chief financial officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“Named Executive Officers” or “NEO’s” means:

(a)	a CEO;

(b)	a CFO;

(c)
each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation; or

(d)
any individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity at the end of the most recently completed financial year.

Compensation Discussion and Analysis

The Company’s compensation program for its executive officers is administered and reviewed by the board of directors which acts as a compensation committee.  Individual compensation levels are designed to reflect individual responsibilities, performance and experience, as well as the performance of the Company. The determination of discretionary bonuses is based on various factors, including implementation of the Company’s business plan, acquisition of assets, and development of corporate opportunities and completion of financing.

Option-based awards

As of December 31, 2009, the Company has not adopted a stock option plan.

Summary Compensation Table

Particulars of compensation paid to each NEO in the most recently completed financial year is set out in the summary compensation table below:

Name and Principal Position	Year	Salary(2) ($)	Share-based Awards(3) ($)	Option-based Awards(4) ($)	Non-equity Incentive Plan Compensation(1) ($)		Pension Value ($)	All Other Compen-sation ($)	Total Compen-sation ($)
					Annual Incentive Plans	Long-term Incentive Plans
J. Stephen Barley Secretary, Chief Financial Officer, Treasurer and Director(5)(6)	2009 2008	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	55,657(7) 15,287(7)	55,657(7) 15,287(7)
Ross J. Tocher President and Chief Executive Officer (8)	2009 2008	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

(1)	“Non-equity Incentive Plan Compensation” includes all compensation under an incentive plan or portion of an incentive plan that is not an equity incentive plan.

(2)
The value of perquisites including property or other personal benefits provided to an NEO that are generally available to all employees, and that in the aggregate are worth less than $50,000, or are worth less than 10% of an NEO’s total salary for the financial year are not reported herein.

(3)
“Share-based Awards” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

(4)
“Option-based Awards” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

(5)
Mr. Barley was appointed president, chief executive officer, chief financial officer, secretary, treasurer and director of the Company on October 5, 2000 and resigned as president and chief executive officer on September 10, 2008.

(6)
Compensation attributable to Mr. Barley is paid pursuant to a management agreement dated December 1, 2000, between the Company and CHM Consulting Inc., a company wholly-owned by J. Stephen Barley. This agreement was terminated and superseded by a new consulting agreement dated November 1, 2008 with CHM Financial Services Inc. CHM Consulting Inc. received monthly payments of $750 pursuant to the former agreement and CHM Financial Services Inc. receives $5,019 (CDN$5,250) per month pursuant to the new agreement.

(7)	Representing consulting fees of $5,019 (CDN5,250) per month, payable in Canadian dollars, to CHM Financial Services Inc., a company wholly-owned by Mr. Barley.

(8)	Mr. Tocher was appointed as the president and chief executive officer of the Company effective September 10, 2008.

Narrative

The services of J. Stephen Barley, a director and executive officer, are provided to the Company pursuant to a consulting agreement dated November 1, 2008 with CHM Financial Services Inc. which replaced the former agreement dated December 1, 2000 with CHM Consulting Inc., both companies being wholly-owned by Mr. Barley. Pursuant to the consulting agreement, the Company pays CHM Financial Services Inc. a management fee of CDN$5,250 per month. The fee to CHM Consulting Inc. was $750 per month under the former agreement.

Other than as set forth in the foregoing, no NEO of the Company has received, during the most recently completed financial year, compensation pursuant to:

(a)	any standard arrangement for the compensation of NEOs for their services in their capacity as NEOs, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of NEOs in their capacity as NEOs; or

(c)	any arrangement for the compensation of NEOs for services as consultants or expert.

Incentive Plan Awards

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period.  An “incentive plan award” means compensation awarded, earned paid, or payable under an incentive plan.  As at December 31, 2009 and the date of this Information Circular, the Company does not have any incentive plans.

Outstanding share-based awards and option-based awards

There were no outstanding share-based awards and option-based awards as at December 31, 2009.

Incentive Plan Awards – Value Vested or Earned During the Year

As at December 31, 2009, there were no unexercised options, stock that had not vested or equity incentive plan awards held by the Named Executive Officers.

PENSION PLAN BENEFITS

The Company does not have a pension plan that provides for payments or benefits at, following, or in connection with retirement, including a defined benefits plan or a defined contribution plan.

Deferred Compensation Plans

The Company does not have any deferred compensation plan with respect to any Named Executive Officer.

TERMINATION AND CHANGE OF CONTROL BENEFITS

There are no compensatory plans, contracts or arrangements where the Named Executive Officers are entitled to receive more than $100,000 from the Company or its subsidiary, including periodic payments or instalments, in the event of the resignation, retirement or other termination of employment of the Named Executive Officers or of a change of control of the Company or its subsidiary.

DIRECTOR COMPENSATION

Director Compensation Table

Directors of the Company may be paid for their expenses incurred in attending each meeting of the directors. In addition to expenses, directors may be paid a sum for attending each meeting of the directors or may receive a stated salary as director. No payment precludes any director from serving the Company in any other capacity and being compensated for such service. Members of special or standing committees may be allowed similar reimbursement and compensation for attending committee meetings.

No director of the Company who is not a NEO has received, during the most recently completed financial year, compensation pursuant to:

(a)
any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)	any arrangement for the compensation of directors for services as consultants or expert.

Incentive Plan Awards For Directors

Outstanding Share-Based Awards and Option-Based Awards

There were no outstanding share-based awards and option-based awards as at December 31, 2009.

Incentive Plan Awards – Value Vested or Earned During the Year

As at December 31, 2009, there were no unexercised options, stock that had not vested or equity incentive plan awards held by the directors of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company does not have any equity compensation plans as of December 31, 2009 or as of the date of this Information Circular.

APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to vote for the appointment of Morgan & Company, Chartered Accountants, to serve as auditor of the Company for the Company’s fiscal year ending December 31, 2010 at a remuneration to be fixed by the Company’s board of directors.

Management recommends that Shareholders vote in favour of the appointment of Morgan & Company, Chartered Accountants, as the Company’s auditor for the Company’s fiscal year ending December 31, 2010 at a remuneration to be fixed by the Company’s board of directors.

AUDIT COMMITTEE DISCLOSURE

National Instrument 52-110 Audit Committees (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors.

The Audit Committee Charter

The Company’s Audit Committee Charter, as adopted by the Company’s board of directors and audit committee is attached to the Information Circular as Appendix “A”.

Composition of the Audit Committee

The Company’s audit committee is comprised of the Company’s sole director, J. Stephen Barley. As defined in NI 52-110, Mr. Barley, is not “independent” as he is an officer of the Company.  Mr. Barley is “financially literate”, as defined in NI 52-110, as he has the industry experience necessary to understand and analyze financial statements of the Company, as well as the understanding of internal controls and procedures necessary for financial reporting.

The audit committee is responsible for review of both interim and annual financial statements for the Company.  For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Relevant Education and Experience

For a description of the education and experience of the Company’s director that is relevant to the performance of his responsibilities as an audit committee member, please review the disclosure under the heading “Election of Directors”.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in Section 2.4 or Part 8 of NI 52-110.  Section 2.4 (De Minimis Non-audit Services) provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.  Part 8 (Exemptions) permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

The audit committee has adopted specific policies and procedures for the engagement of non-audit services as set out in Section 2(g) of the Audit Committee Charter which is reproduced above.

External Auditor Service Fees (By Category)

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements.  “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company’s external auditor in the last fiscal years ended December 31, 2009 and December 31, 2008 by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2009	$22,200	$4,450	Nil	Nil
December 31, 2008	$17,950	$1,359	Nil	Nil

Exemption

The Company is relying on the exemption provided under Section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

CORPORATE GOVERNANCE

General

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada.  NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  NP 58-201 provides guidance on corporate governance practices.

The board of directors believes that that good corporate governance improves corporate performance and benefits all Shareholders.  This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Board of Directors

The board of directors of the Company facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the board.

The Company’s board of directors currently acts with only one member, being J. Stephen Barley.  The Company has determined that Mr. Barley is not independent as that term is defined in National Instrument 52-110 due to the fact that he is also the chief financial officer, secretary and treasurer of the Company.

Directorships

The Company’s sole director is currently a director of the following other reporting issuers:

Name of Company	Exchange
ReMac Zinc Corp.	TSX Venture Exchange
Calypso Uranium Corp.	TSX Venture Exchange
Enterprise Energy Resources Ltd.	TSX Venture Exchange
Palo Duro Energy Inc.	TSX Venture Exchange
Thor Explorations Ltd.	TSX Venture Exchange
Redhawk Resources Inc.	TSX Venture Exchange
ICN Resources Ltd.	TSX Venture Exchange

Orientation and Continuous Education

Each new director brings a different skill set and professional background, and with this information, the board of directors is able to determine what orientation to the nature and operations of the Company’s business will be necessary and relevant to each new director.  The Company provides continuing education for its directors as such need arises and encourages open discussion at all meetings, which encourages learning by the directors.

Ethical Business Conduct

The Company’s board of directors has adopted a Code of Business Conduct and Ethics which has been distributed to its directors, officers, employees and consultants.  A copy of the Code is available from the Company on written request.

Nomination of Directors

The Company’s board of directors does not have a nominating committee. The Company does not currently have any formalised processes for identifying new candidates for board nomination.  The board of directors is responsible for identifying individuals qualified to become new board members and recommending to the board new director nominees for the next annual meeting of shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, show support for the Company’s mission and strategic objectives, and a willingness to serve.

Compensation

The compensation of the Named Executive Officers is determined by the board of directors as a whole.

Other Board Committees

There are no committees of the Company’s board of directors, other than the Audit Committee.

Assessments

The Company has no formalised assessment procedures to satisfy itself that its directors, board committee members and the board as a whole are performing effectively.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee, proposed nominee for election to the board of directors, or associate of such persons is, or has been, indebted to the Company since the beginning of the most recently completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

None of the directors or executive officers of the Company is or, at any time since the beginning of the most recently completed financial year, has been indebted to the Company.  None of the directors’ or executive officers’ indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, common shares or who exercises control or direction of common shares, or a combination of both, carrying more than ten percent of the voting rights attached to the common shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except with an interest arising from the ownership of common shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of common shares who are resident in Canada.

The Company paid a management fee of $55,657 (2008 - $15,287; 2007 - $9,000) to a company controlled by the Company’s sole director for the year ended December 31, 2009. The management services were on a month to month basis at $750 per month until September 30, 2008. On November 1, 2008, the Company entered into an agreement with the same party in which the Company agreed to pay $5,250 per month for management services on a month to month basis.

As of December 31, 2009, accounts payable of $295 (2008 - $27,934) was owing to the Company’s sole director and $10,037 (2008 - $51,750) was owing to a company controlled by the same director.

Interest expensed relating to notes payable due to a company with a common director amounted to $5,327 (2008 - $6,868) for the year ended December 31, 2009.

Interest expensed relating to notes payable due to a company with a common officer amounted to $6,100 (2008 - $304) for the year ended December 31, 2009.

On September 30, 2009, the Company entered into debt settlement agreements with holders of promissory notes and an assignment of debt pursuant to which 21,287,895 shares of the Company’s common stock were issued to companies with a common officer to settle debt totalling $319,318.

MANAGEMENT CONTRACTS

There were no management functions of the Company or its subsidiary, which were, to any substantial degree, performed by a person other than a director or executive officer of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company’s last financial year, no proposed nominee for election as a director of the Company, or any associate or affiliates of any such director, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of common shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and as disclosed under the heading “Particulars of Matters to be Acted On”.

PARTICULARS OF MATTERS TO BE ACTED UPON

Name Change

The board of directors of the Company has determined that it would be in the best interests of the Company and the Shareholders for the Company to change its name from “Tuscany Minerals Ltd.” to “Qwick Media Inc.” (the “Name Change”).  At the Meeting, Shareholders will be asked to consider, and if thought advisable, to pass a special resolution changing the name of the Company.

Shareholder Approval

Under the Companies Law (2009 Revision) and the articles of the Company, a name change requires approval by a special resolution and, as such, the affirmative votes of not less than 2/3 of the Common Shares cast at the Meeting, in person or by proxy, are required in order for the resolution approving the Name Change to be considered passed by Shareholders.

Accordingly, Shareholders will be asked to pass the following resolution, as a special resolution, at the Meeting or any adjournment or postponement thereof:

“BE IT RESOLVED, as a special resolution, that:

1	The name of the Company be changed from “Tuscany Minerals Ltd.” to “Qwick Media Inc.”;

2.	The current Memorandum of Articles and Articles of Association of the Company be amended and restated to reflect the change of the Company’s name; and

3.
Any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to execute and deliver all such documents and instruments and take all such other actions as such director or officer may determine necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents and instruments or the taking of such actions.”

Recommendation of the Company’s Board of Directors

The Company’s board of directors has reviewed and considered all material facts relating to the Name Change which it considers to be relevant to Shareholders. It is the unanimous recommendation of the Company’s board of directors that Shareholders vote for the foregoing resolutions with respect to the proposed Name Change.

OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, the form of proxy accompanying this Information Circular confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Shareholders may contact the Company at its office by mail at the address set out on Page 1 of this Information Circular to request copies of the Company’s financial statements and the related Management’s Discussion and Analysis (the “MD&A”).  Financial information is provided in the Company’s comparative financial statements and MD&A for its financial years ended December 31, 2009 and December 31, 2008.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder entitled thereto and to the appropriate regulatory agencies has been authorized by the board of directors of the Company.

Dated at Vancouver, British Columbia this 24th day of May, 2010.

ON BEHALF OF THE BOARD OF DIRECTORS OF
TUSCANY MINERALS LTD.

/s/ J. Stephen Barley
J. Stephen Barley
Director, Chief Financial Officer,
Secretary and Treasurer

Appendix “A”

TUSCANY MINERALS, LTD.

AUDIT COMMITTEE CHARTER

I.           Purpose of Audit Committee of Tuscany Minerals, Ltd. (the “Corporation”)

The purpose of the Audit Committee (the “Committee”) is to:

1.	Assist the Board of Directors of the Corporation (the “Board”) in fulfilling its oversight responsibilities relating to:

(a)
the quality and integrity of the Corporation’s financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(b)	the independence and qualifications of the Corporation’s independent accountants and review of the audit efforts of the Corporation’s independent accountants and internal auditing department; and

(c)	the development and implementation of policies and processes regarding corporate governance matters.

2.	Provide an open avenue of communication between the internal auditing department, the independent accountants, the Corporation’s financial and senior management and the Board.

3.	Prepare the report required to be prepared by the Committee pursuant to the rules of the Securities and Exchange Commission (the “SEC”) for inclusion in the Corporation’s annual proxy statement.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Audit Committee Charter (this “Charter”).

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Corporation’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations. This is the responsibility of management of the Corporation, the Corporation’s internal auditing department and the Corporation’s independent accountants. Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management, the internal auditing department, and the Corporation’s independent accountants and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change the responsibilities of management and the independent accountants.

II.           Composition

The Committee shall be composed of at least one director and if the Corporation has independent board members, the majority of whom shall, in the judgment of the Board, meet (i) the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934 (the "1934 Act") and any other rules and regulations promulgated by the SEC thereunder; (ii) the independence requirements of the rules of any stock exchange upon which the Company’s securities are listed (the "Exchange Rules") for audit committee members as in effect from time to time. One or more members of the Committee shall be, in the judgment of the Board, an "audit committee financial expert," as such term is defined in Item 407(d)(5)(ii) of Regulation S-K and the rules and regulations promulgated by the SEC thereunder, and be able to read and understand fundamental financial statements, including the Corporation's balance sheet, income statement, and cash flow statement as required by the Exchange Rules.

III.           Authority

The Committee shall have the authority to (i) retain (at the Corporation’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behaviour within the Corporation. In addition, the Committee shall have the authority to request any officer, director or employee of the Corporation, the Corporation’s outside legal counsel and the independent accountants to meet with the Committee and any of its advisors and to respond to their inquiries. The Committee shall have full access to the books, records and facilities of the Corporation in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent accountants in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent accountants engaged (including resolution of disagreements between the Corporation’s management and the independent accountants regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attest services for the Corporation.

The independent accountants shall submit to the Corporation annually a formal written statement delineating all relationships between the independent accountants and the Corporation and its subsidiaries, addressing the non-audit services provided to the Corporation or its subsidiaries and the matters set forth in Independence Standards Board Standard No. 1.

The independent accountants shall submit to the Corporation annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent accountants: (i) the audit of the Corporation’s annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent accountants for the most recent fiscal years, in the aggregate and by each service.

IV.           Appointing Members

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis. Each member of the Committee shall continue to be a member thereof until such member’s successor is appointed, unless such member shall resign or be removed by the Board or such member shall cease to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy or the Committee no longer has a member who is an “audit committee financial expert” as a result of the vacancy.

V.           Chairperson

The Board, or in the event of its failure to do so, the members of the Committee, must appoint a chairperson from the members of the Committee (the “Chairperson”). If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board. The Committee shall also appoint a secretary who need not be a director. All requests for information from the Corporation or the independent accountants shall be made through the Chairperson.

VI.           Meetings

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1.	A quorum for meetings shall be one member.

2.	The Committee shall meet at least quarterly (or more frequently as circumstances dictate).

3.
Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee and the external auditors of the Corporation at least 48 hours prior to the time of such meeting.

While the Committee is expected to communicate regularly with management, the Committee shall exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities. The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.

VII.           Specific Duties

In meeting its responsibilities, the Committee is expected to:

1.
Select the independent accountants, considering independence and effectiveness, approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding preparation of financial statements) for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the Committee.

2.
Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants.

3.
Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Corporation to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services.

4.
Inquire of management and the independent accountants and evaluate the effectiveness of the Corporation's process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Corporation. Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls.

5.	Consider, in consultation with the independent accountants, the audit scope and plan of the independent accountants.

6.	Review with the independent accountants the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources.

7.	Consider and review with the independent accountants, out of the presence of management:

(a)	the adequacy of the Corporation's internal controls and disclosure controls including the adequacy of computerized information systems and security;

(b)	the truthfulness and accuracy of the Corporation's financial statements; and

(c)	any related significant findings and recommendations of the independent accountants together with management's responses thereto.

8.	Following completion of the annual audit, review with management and the independent accountants:

   (a)            the Corporation's annual financial statements and related footnotes;

(b)	the independent accountants' audit of the financial statements and the report thereon;

(c)	any significant changes required in the independent accountants' audit plan; and

(d)	other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards.

9.
Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

10.
Establish regular and separate systems of reporting to the Committee by each of management and the independent accountants regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

11.
In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management's responses.

12.	Consider and review with management:

(a)	significant findings during the year and management's responses thereto; and

(b)	any changes required in the planned scope of their audit plan.

13.
Review filings with the SEC and other regulatory authorities having jurisdiction and other published documents containing the Corporation's financial statements, including any certification, report, opinion or review rendered by the independent accountants, or any press releases announcing earnings (especially the use of "pro forma" or "adjusted" information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

14.
Prepare and include in the Corporation's annual proxy statement or other filings of the SEC and other regulatory authorities having jurisdiction any report from the Committee or other disclosures as required by applicable laws and regulations.

15.
Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management's assessment of contingency planning. Review management's plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management's judgment that have a significant effect upon the financial statements of the Corporation, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Corporation.

16.	Review with management and the independent accountants each annual, quarterly and other periodic report prior to its filing with the SEC or other regulators or prior to the release of earnings.

17.
Review policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent accountants.

18.
Establish, review and update periodically a Code of Ethics and Business Conduct for employees, officers and directors of the Corporation and ensure that management has established a system to enforce this Code of Ethics and Business Conduct.

19.	Review management's monitoring of the Corporation's compliance with the Corporation's Code of Ethics and Business Conduct.

20.
Review, with the Corporation's counsel, any legal, tax or regulatory matter that may have a material impact on the Corporation's financial statements, operations, related Corporation compliance policies, and programs and reports received from regulators.

21.	Evaluate and review with management the Corporation's guidelines and policies governing the process of risk assessment and risk management.

22.	Consider questions of possible conflicts of interest of Board members and of the corporate officers and approve in advance all related party transactions.

23.	Provide advice on changes in Board compensation.

24.	Meet with the independent accountants and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.

25.	Report Committee actions to the Board with such recommendations as the Committee may deem appropriate.

26.
Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, as set forth in Annex A attached to this Charter.

27.	Review and update this Charter periodically and recommend any proposed changes to the Board for approval, in accordance with the requirements of the 1934 Act and Exchange Rules.

28.	Perform such other functions consistent with this Charter, the Corporation's Bylaws and governing law, as the Committee deems necessary or appropriate.

ANNEX A

PROCEDURES FOR THE SUBMISSION OF
COMPLAINTS AND CONCERNS REGARDING
ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR
AUDITING MATTERS

1.
Tuscany Minerals, Ltd. (the “Corporation”) has designated its Audit Committee of its Board of Directors (the “Committee”) to be responsible for administering these procedures for the receipt, retention, and treatment of complaints received by the Corporation or the Committee directly regarding accounting, internal accounting controls, or auditing matters.

2.
Any employee of the Corporation may on a confidential and anonymous basis submit concerns regarding questionable accounting controls or auditing matters to the Committee by setting forth such concerns in a letter addressed directly to the Committee with a legend on the envelope such as “Confidential” or “To be opened by Committee only”. If an employee would like to discuss the matter directly with a member of the Committee, the employee should include a return telephone number in his or her submission to the Committee at which he or she can be contacted. All submissions by letter to the Committee can be sent to:

Tuscany Minerals, Ltd.
c/o Audit Committee
Attn:  Chairperson
Suite 780 – 333 Seymour Street
Vancouver, British Columbia
Canada  V6B 5A6

3.	Any complaints received by the Corporation that are submitted as set forth herein will be forwarded directly to the Committee and will be treated as confidential if so indicated.

4.
At each meeting of the Committee, or any special meetings called by the Chairperson of the Committee, the members of the Committee will review and consider any complaints or concerns submitted by employees as set forth herein and take any action it deems necessary in order to respond thereto.

5.	All complaints and concerns submitted as set forth herein will be retained by the Committee for a period of seven (7) years.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

MARCH 31, 2010
(Unaudited)
(Stated in U.S. Dollars)

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

BALANCE SHEETS
(Stated in U.S. Dollars)

	March 31,	December 31,
	2010 (Unaudited)	2009 (Audited)

ASSETS

Current
Cash	$974	$1,433

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 6)	$41,499	$25,191
Notes and accrued interest payable (Note 4)	39,959	14,995
Promissory note and accrued interest payable (Note 5 and 6)	261,514	256,844
	342,972	297,030

STOCKHOLDERS’ DEFICIENCY

Capital Stock (Note 7)	51,313	51,313

Additional Paid-in Capital	606,317	606,317

Deficit Accumulated During The Exploration Stage	(999,628)	(953,227)
	(341,998)	(295,597)

	$974	$1,433

The accompanying notes are an integral part of these financial statements.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
(Unaudited)
(Stated in U.S. Dollars)

					PERIOD FROM
					DATE OF
					INCEPTION
					OCTOBER 5
	THREE MONTHS ENDED MARCH 31,				2000 TO MARCH 31,
	2010		2009		2010

Revenue	$	−	$	−	$ −

Expenses
Consulting fee		−		−	3,193
Filing and stock transfer fees		150		2,986	16,330
Interest (Note 6)		5,292		8,868	199,521
Management fee (Note 6)		15,088		12,541	149,782
Mineral property exploration expenditure		−		−	8,500
Mineral property option payment		−		−	3,428
Office and sundry		367		1,021	10,856
Loss on debt settlement foreign exchange		−		−	18,456
Oil and gas property exploration expenditures		−		−	202,686
Professional fees		25,504		26,631	348,388
Travel and business development		−		−	38,488
		46,401		52,047	999.628

Net Loss For The Period		$(46,401)		$(52,047)	$(999,628)

Basic And Diluted Loss Per Common Share		$(0.00)		$(0.00)

Weighted Average Number Of Common Shares Outstanding		51,313,366		12,538,000

The accompanying notes are an integral part of these financial statements.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOW
(Unaudited)
(Stated in U.S. Dollars)

					PERIOD FROM
					DATE OF
					INCEPTION
					OCTOBER 5,
	THREE MONTHS ENDED MARCH 31,				2000 TO MARCH 31,
	2010		2009		2010

Cash Flows (Used In) Provided By: Operating Activities

Net loss for the period		$(46,401)		$(52,047)	$(999,628)

Adjustment to reconcile net loss to net cash used by operating activities:
Loss on debt settlement foreign exchange		−		−	18,456

Changes in non-cash operating working capital items:
Accounts payable and accrued liabilities		16,308		(1,573)	133,155
Accrued interest payable		5,292		8,868	199,521
		(24,801)		(44,752)	(648,496)

Financing Activities
Proceeds from notes payable		24,342		44,348	377,420
Proceeds from promissory note payable		−		−	196,050
Issuance of common shares		−		−	76,000
		24,342		44,348	649,470

Net (Decrease) Increase In Cash		(459)		(404)	974

Cash, Beginning Of Period		1,433		659	−

Cash, End Of Period		$974		$255	$974
Non-cash Financing Activities
Common stock issued to settle debt (Note 7b))	$	−	$	−	$581,630

Supplemental Disclosure of Cash Flow Information
Interest paid	$	−	$	−	$ −
Income taxes paid	$	−	$	−	$ −

The accompanying notes are an integral part of these financial statements.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

1.           BASIS OF PRESENTATION

The unaudited interim financial statements as of March 31, 2010 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these financial statements be read in conjunction with the December 31, 2009 audited financial statements and notes thereto. The operating results for the three months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

2.           NATURE OF OPERATIONS AND GOING CONCERN

a)           Organization

The Company was incorporated in the State of Nevada, U.S.A., on October 5, 2000.  The Company’s principal executive officers are in Vancouver, British Columbia, Canada.

On May 17, 2006, the Company incorporated a wholly-owned Washington subsidiary for the sole purpose of redomiciling to the State of Washington through a merger with its subsidiary. Effective June 26, 2006, the Company merged with and into its subsidiary, Tuscany Minerals, Ltd., a Washington company, with the surviving company being Tuscany Minerals, Ltd., the Washington company. As a result of this transaction, the Company redomiciled from the State of Nevada to the State of Washington. The existing bylaws of Tuscany Minerals, Ltd., the Washington company, remained as the bylaws of the surviving corporation.

Effective July 7, 2009, the Company merged with its subsidiary, Tuscany Minerals Ltd., a Wyoming company, with the surviving company being Tuscany Minerals Ltd., the Wyoming company. Effective July 28, 2009, the Company was issued a certificate of registration by way of continuation by the Registrar of Companies of the Cayman Islands.  As a result of this transaction, the Company redomiciled to the Cayman Islands.  At the same time, the Company adopted a new memorandum of association and articles of association in substitution of its existing constating documents.  As a result of the continuation, the Company became a foreign private issuer as defined in Rule 3b-4 promulgated under the Securities Exchange Act of 1934.

b)           Exploration Stage Activities

The Company has been in the exploration stage since its formation and has not realized any revenues from its planned operations. As at March 31, 2010 the Company is evaluating new opportunities in both the mineral exploration business and in other industries unrelated to the resource sector. The Company had previous exploration activities in the natural gas and oil business in 2003 and in the acquisition and exploration of mining properties prior to 2003.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

2.           NATURE OF OPERATIONS AND GOING CONCERN (Continued)

c)           Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has incurred a net loss of $999,628 for the period from October 5, 2000 (inception) to March  31, 2010, has negative cash flow, has a stockholders’ deficiency and has no sales. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations from the development of its business that it may acquire. Management has plans to seek additional capital through a private placement and public offering of any common stock and form the issuance of promissory notes. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

3.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In June 2009, the Financial Accounting Standards Board (“FASB”) issued its final Statement of Financial Accounting Standards (“SFAS”) No. 168, “The “FASB Accounting Standards Codification” and “the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (“SFAS 168”).  SFAS 168 establishes the “FASB” Accounting Standards Codification” (“Codification”), which officially launched July 1, 2009, to become the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”), and related accounting literature.  Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants.  SFAS 168 recognizes the previously issued GAAP pronouncements into accounting topics and displays them using a consistent structure.  The subsequent issuances of new standards will be in the form of Accounting Standards Updates (“ASU”) that will be included in the Codification.  SFAS 168 is effective for the Company as of the year ended December 31, 2009.  As the Codification was not intended to change or alter existing GAAP, it does not have an impact on the Company’s financial statements.  The only impact is that references to authoritative accounting literature are in accordance with the Codification.  The Company has included in its disclosures the Accounting Standards Codification (“ASC”) cross-reference along side the references to the accounting standards issued and adopted prior to the adoption of Codification.

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

                                                                                                                                 TUSCANY MINERALS LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

3.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

a)         Exploration Stage Company

The Company complies with Financial Accounting Standards Board (“FASB”) Statement No. 7, and Securities and Exchange Commission (“SEC”) Act Guide 7 in its characterization as an exploration stage company.

b)         Mineral Property Interests

Costs of acquisition, exploration, carrying and retaining unproven mineral properties are expensed as incurred.

c)         Cash

Cash consists of cash on deposit with high quality major financial institutions. The carrying amounts approximated fair market value due to the liquidity of these deposits.

d)	Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of  assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period.  Actual results could differ from these estimates.  The significant areas requiring management’s estimates and assumptions include fair value of shares issued to settle debt, valuation allowance for income tax purposes and fair value measurement of financial instruments.

e)         Foreign Currency Translation

The Company’s functional currency is the U.S. dollar.  Transactions in foreign currency are translated in accordance with SFAS 52, Foreign Currency Translation (codified in ASC 830, Foreign Currency Matters), into U.S. dollars  and reporting as follows:

i)           monetary items at the  exchange rate prevailing at the balance sheet date;
ii)          non-monetary items at the historical exchange rate;
iii)	revenue and expense at the average exchange rate in effect during the applicable accounting period.

f)         Basic and Diluted Loss Per Share

The Company computes loss per share in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128 – “Earnings Per Share” (codified in ASC 260, Earnings Per Share).  Under these provisions, basic loss per share is computed using the weighted average number of common stock outstanding during the periods.  Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period.  As the Company generated net losses in the period presented, the basic and diluted loss per share is the same as any exercise of options or warrants would anti-dilutive.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

3.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)         Financial Instruments and Concentration of Risk

The Company’s financial instruments consist of cash on deposit, accounts payable and accrued liabilities, notes payable and promissory note payable.

Management of the Company does not believe that the Company is subject to significant interest, currency or credit risks arising from these financial instruments.  The respective carrying values of financial instruments approximate their fair values. Fair values were assumed to approximate carrying values since they are short-term in nature or they are receivable or payable on demand.

h)        Asset Retirement Obligations

The Company has adopted SFAS No. 143 (codified in ASC 410 Asset Retirement Obligations), which requires that an asset retirement obligation (“ARO”) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset.

The cost of the tangible asset, including the initially recognized ARO, is depleted, such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash flow, discounted at the Company’s credit-adjusted risk-free interest rate. To date, no significant asset retirement obligation exists due to the early stage of exploration. Accordingly, no liability has been recorded.

i)         Asset Impairment

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable, pursuant to guidance established in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (codified in ASC 360-50, Impairment or Disposal of Long-lived Assets). The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. If impairment is deemed to exist the assets will be written down to fair value.

j)         Comprehensive Loss

SFAS 130, Reporting Comprehensive Income, (codified in ASC 220, Comprehensive Income) establishes standards for the reporting and display of comprehensive loss and its components in the financial statements.  As at March 31, 2010 and 2009, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)	Common Share Non-Monetary Consideration

In situations where common shares are issued and the fair value of the goods or services received is readily determinable, the fair value of the common shares is used to measure and record the transaction.  The fair value of the common shares issued in exchange for the receipt of goods and services is based on the stock price as of the earliest of:

i)           the date at which the counterparty’s performance is complete;
ii)	the date at which a commitment for performance by the counterparty to earn the common shares is reached; or
iii)	the date at which the common shares are issued if they are fully vested and non-forfeitable at that date.

4.            NOTES AND ACCRUED INTEREST PAYABLE

Notes payable balance at March 31, 2010 is $39,109 (December 31, 2009 - $14,995) and accrued interest of $850 (2009 - $228). All notes payable were unsecured, payable on demand, and bore interest at 8% per annum.

On September 30, 2009, the Company entered into debt settlement agreements with the notes payable holders aggregating $407,191 for 27,146,092 shares in the Company’s common stock (Note 8).

Interest expense for the three months ended March 31, 2010  amounted to $622 (March 31, 2009 - $4,198).

At March 31, 2010, $39,109 (March 31, 2009 - $14,995) of the notes payable and accrued interest are due to a company with a common director.

 5.            PROMISSORY NOTE AND ACCRUED INTEREST PAYABLE

At March 31, 2010 the promissory note of $196,050 (December 31, 2009 - $196,050) bore interest at 8% per annum and was repayable in full on January 28, 2004.

The Company had entered into various loan extension agreements since the initial due date, including a required balloon payout amount of $25,000.  At March 31, 2010, the expiry date is July 28, 2010. Since advancement of funds to March 31, 2010, interest has been accrued of $40,464 (December 31, 2009- $35,794).  Interest expensed for the three months ended March 31, 2010 amounted to $4,670 (March 31, 2009 - $4,670).

On September 30, 2009 the Company entered into a debt settlement agreement to settle $82,782 of the total accrued interest for 5,518,778 shares in the Company’s common stock (Note 8).

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

6.            RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

For the three months ended March 31, 2010, the Company carried out a number of transactions with related parties in the normal course of business.  These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing at March 31, 2010 that are not otherwise disclosed elsewhere:

a)
The Company paid a management fee of $15,088 (2009 - $12,541) to a company controlled by a director for the three months ended March 31, 2010. The management services were on a month to month basis at $750 per month until September 30, 2008. On November 1, 2008, the Company entered into an agreement with the same party in which the Company agreed to pay $5,169 ($5,250 CAD) per month for management services on a month to month basis.

b)
As of March 31, 2010, accounts payable of $120 (December 31, 2009 - $295) was owing to a director of the Company and $15,508 (December 31, 2009 - $10,037) was owing to a company controlled by the same director.

c)	Interest expensed by the Company relating to notes payable due to a company with a common director amounted to $nil (2009 - $1,756) for the three months ended March 31, 2010.

d)	Interest expensed by the Company relating to notes payable due to a company with a common officer amounted to $622 (2009 - $1,142) for the three months ended March 31, 2010.

7.           CAPITAL STOCK

a)     Authorized

400,000,000 common shares, $0.001 par value;

100,000,000 preferred shares, $0.001 par value, and series as determined by directors.

b)     Issued, outstanding and fully paid

51,313,366 common shares (2009 – 51,313,366 shares).

On September 30, 2009, the Company issued 38,775,366 shares of the Company’s common stock to settle debt totaling $581,630.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

8.             COMMITMENTS AND CONTRACTURAL OBLIGATIONS

The Company has no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, rental premises or other matters.  Management services provided are on a month to month basis.

9.	FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. U.S. GAAP requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820-10 Fair Value Measurements also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as U.S. Treasury securities.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Valuation is determined using model-based techniques with significant assumptions not observable in the market.

a)   Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company has no assets or liabilities subject to recurring measurement.

b)   Assets and Liabilities Measured at Fair Value on a non-recurring Basis

The Company has no assets or liabilities subject to non-recurring measurement.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

9.          FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

c)	Fair Value of Financial Instruments

 The following table reflects the fair value of financial instruments:

	Fair
	Value	March 31, 2010		December 31, 2009
	Input Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:
Cash	Level 1	$974	$974	$1,433	$1,433
Financial Liabilities:
Accounts payable and accrued liabilities	Level 2	41,499	41,499	25,191	25,191
Notes and accrued interest payable	Level 2	39,959	39,959	14,995	14,995
Promissory note and accrued interest payable	Level 2	261,514	261,514	256,844	256,844

Due to the relatively short term nature of cash, accounts payable and accrued liabilities, and notes and promissory note payable, the fair value of these instruments approximates their carrying value. Notes and promissory note are recorded at estimated fair value on issue and at amortized cost on an ongoing basis. The carrying amount of the Company’s note debt approximates the fair value.

10.          SUBSEQUENT EVENT

On May 17, 2010, the Company issued a promissory note payable to a company with a common officer of the Company, bearing 8% per annum, unsecured and payable on demand for $46,923 ($48,532 CDN).

Management has evaluated subsequent events and the impact on the reported results and disclosures and has concluded that no other significant events require disclosure as of the date the financial statements were issued.

TUSCANY MINERALS LTD.
(the “Company”)

Management’s Discussion and Analysis of Operations
for the three months ended March 31, 2010

May 31, 2010

INTRODUCTION

The following management discussion and analysis is a review of operations, current financial position and outlook for the Company and should be read in conjunction with the Company’s interim financial statements for the three-month period ended March 31, 2010 and  audited financial statements for the year ended December 31, 2009. Readers are encouraged to review the Company’s financial statements in conjunction with this document, copies of which are filed on the SEDAR website at www.sedar.com. The Company prepares its financial statements in accordance with generally accepted accounting principles in the United States. All dollar figures included herein are quoted in U.S. dollars unless otherwise noted.  This discussion and analysis is prepared as of May 31, 2010.

FORWARD-LOOKING INFORMATION

Certain statements in this interim report are forward-looking statements, which reflect management’s expectations regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of May 31, 2010. These assumptions, which include, management’s current expectations, estimates and assumptions about the global economic environment may prove to be incorrect. A number of risks and uncertainties could cause the Company’s actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a downturn in general economic conditions, (2) inability to locate and identify potential business acquisitions, and (3) other factors beyond the Company’s control. There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERALL PERFORMANCE

The Company is a junior exploration stage company that has not yet generated or realized any revenues from its business operations.  The Company does not currently own any property interests.

The Company was incorporated on October 5, 2000 under the laws of the state of Nevada. On May 17, 2006, it incorporated a wholly-owned Washington subsidiary for the sole purpose of redomiciling to the State of Washington through a merger with that subsidiary. Effective June 26, 2006, the Company merged with and into its subsidiary, Tuscany Minerals, Ltd., a Washington company, with the surviving company being Tuscany Minerals, Ltd., the Washington company. As a result of this transaction, the Company redomiciled from the State of Nevada to the State of Washington. The existing bylaws of Tuscany Minerals, Ltd., the Washington company, remained as the bylaws of the surviving corporation.

On October 9, 2008, the Company incorporated a wholly-owned Wyoming subsidiary, Tuscany Minerals Ltd., for the sole purpose of redomiciling to the State of Wyoming through a merger with that subsidiary.  On July 7, 2009, the Company merged with and into its subsidiary, with the surviving company being Tuscany Minerals Ltd., the Wyoming company. As a result of this transaction, the Company redomiciled from the State of Washington to the State of Wyoming. TheCompany’s bylaws were amended in accordance with the Wyoming Business Corporation Act.  A majority of the Company’s shareholders approved the merger at its annual and special meeting held on July 2, 2009.

Upon the completion of the merger of the Company with and into its Wyoming subsidiary, the Company filed an application for continuance with the Registrar of Companies of the Cayman Islands on July 28, 2009 and received a certificate of registration by way of continuation from the Registrar, dated July 28, 2009, on July 29, 2009. In accordance with the resolutions of the Company’s shareholders at a special meeting of the Company’s shareholders held on July 2, 2009, a new memorandum of association and articles of association were adopted in substitution of the Company’s existing constating documents, effective July 28, 2009, as a result of the issuance of the certificate of registration.  As a result of the continuation, the Company became a “foreign private issuer” as defined in Rule 3b-4(c) promulgated under the United States Securities Exchange Act of 1934, as amended.

The Company has been seeking opportunities to acquire prospective or existing mineral properties, prospective or producing oil and gas properties or other oil and gas resource related projects. To date, the Company has not been as successful as hoped in implementing its business plan. As such, the Company is now also seeking business opportunities with established business entities for a merger of the Company with such target business in a non-resource related industry in order to find the best opportunity for the Company to realize value for its shareholders. In certain instances, a target business may wish to become a subsidiary of the Company or may wish to contribute assets to it rather than merge. The Company is currently in negotiations with one party to enter into a business opportunity but we have not entered into any definitive agreements to date and there can be no assurance that the Company will be able to enter into any definitive agreements. We anticipate that any new acquisition or business opportunities by the Company will require additional financing. There can be no assurance, however, that the Company will be able to acquire the financing necessary to enable it to pursue its plan of operation. If the Company requires additional financing and it is unable to acquire such funds, the business may fail.

Even if the Company is able to acquire an interest in a mineral or oil and gas property or enter into a non-resource business opportunity and obtain the necessary funding, there is no assurance that any revenues would be generated by the Company or that revenues generated would be sufficient to provide a return to investors.

SUMMARY OF QUARTERLY RESULTS

The following tables provide selected financial information for the Company for the most recent eight quarters:

	March 31, 2010 ($)	December 31, 2009 ($)	September 30, 2009 ($)	June 30, 2009 ($)
Operating Expenses	46,401	33,783	71,992	69,102
Net Loss	46,401	33,783	71,992	69,102
Loss per Share (Basic and Diluted)	-	-	0.01	0.01
	March 31, 2009 ($)	December 31, 200 ($)	September 30, 2008 ($)	June 30, 2008 ($)
Operating Expenses	52,047	36,317	23,902	21,375
Net Loss	52,047	36,317	23,902	21,375
Loss per Share (Basic and Diluted)	-	0.01	-	-

RESULTS OF OPERATIONS

There were no material changes in the Company’s results of operations for the three months ended March 31, 2010, as its results of operations are consistent with past periods.  The Company has not generated or realized any revenues from its business operations since incorporation.

During the three months ended March 31, 2010, we incurred expenses of $46,401 compared to $52,047 during the three months ended March 31, 2009. The decrease in expenses during the three months ended March 31, 2010 was due to a decrease in professional fees from $26,631 during the three months ended March 31, 2009 to $25,504 during the three months ended March 31, 2010, an increase in management fees from $12,541 during the three months ended March 31, 2009 to $15,088 during the three months ended March 31, 2010, a decrease in filing and stock transfer fees from $2,986 during the three months ended March 31, 2009 to $150 during the three months ended March 31, 2010, a decrease in interest from $8,868 during the three months ended March 31, 2009 to $5,292 during the three months ended March 31, 2010 and a decrease in office and sundry from $1,021 during the three months ended March 31, 2009 to $367 during the three months ended March 31, 2010.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The Company has not generated any revenues since incorporation nor does it have any property interests.  The following table sets out the components of the Company’s general and administrative expenses for the three months ended March 31, 2010 as compared to the three months ended March 31, 2009:

	March 31, 2010 ($)	March 31, 2009 ($)
Filing and stock transfer fees	150	2,986
Interest	5,292	8,868
Management fee	15,088	12,541
Office and sundry	367	1,021
Professional fees	25,504	26,631

LIQUIDITY AND CAPITAL RESOURCES

	March 31, 2010 (unaudited) ($)	December 31, 2009 (audited) ($)
Cash	974	1,433
Working capital	(341,998)	(295,597)
Total assets	974	1,433
Total liabilities	342,972	297,030

The Company’s working capital deficiency increased from ($295,597) at December 31, 2009 to ($341,998) at March 3, 2010 as a result of an increase in accounts payable and accrued liabilities, an increase in notes and accrued interest. Subsequent to the three months ended March 31, 2010, on May 17, 2010, the Company issued a $46,923 ($48,532 CDN) promissory note to R.J. Tocher Holdings Ltd., a company wholly-owned by Ross Tocher, the Company’s president and chief executive officer.  The promissory note bears 8% interest, is unsecured and is payable on demand.

Anticipated Cash Requirements

The Company anticipates that it will incur the following expenses over the next twelve months:

1.	$25,000 in connection with the Company locating, evaluating and negotiating potential business opportunities;

2.	$10,000 for operating expenses; and

3.	$63,000 for management, advisory and administrative costs payable pursuant to the terms of the consulting agreement with CHM Financial Services Inc.

The Company will incur additional expenses if it is successful in entering into an agreement to acquire an interest in a prospective or existing mineral property, a prospective or producing oil or gas property or a non-resource business opportunity. If the Company acquires any property interests or business, it will require significant funds to develop the property or business in addition to any acquisition costs. It is not possible to estimate such funding requirements until such time as it enters into a definitive agreement to acquire an interest in a property or enter into a business combination.

The Company requires a minimum of approximately $98,000 to proceed with its plan of operation over the next twelve months, exclusive of any acquisition or development costs. This amount may also increase if it is required to carry out due diligence investigations in regards to any prospective property or business opportunity or if the costs of negotiating the applicable transaction are greater than anticipated. As the Company had cash in the amount of $974 and a working capital deficit in the amount of $341,998 as of March 31, 2010, the Company does not have sufficient working capital to enable it to carry out its stated plan of operation for the next twelve months.  The Company plans to complete private placement sales of its common shares in order to raise the funds necessary to pursue its plan of operation and to fund its working capital deficit in order to enable it to pay its accounts payable and accrued liabilities. The Company currently does not have any arrangements in place for the completion of any private placement financings and there is no assurance that it will be successful in completing any private placement financings.

There can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If the Company is not able to obtain additional financing on a timely basis, it may not be able to meet its obligations as they come due and may be forced to scale down or perhaps even cease business operations.

Operating Activities

Operating activities used cash of $46,401 during the three months ended March 31, 2010 as compared to $52,047 during the three months ended March 31, 2009. The decrease was primarily due to decreased filing and stock transfer fees, interest fees, office and sundry fees, and professional fees.

Financing Activities

Financing activities provided cash of $24,342 during the three months ended March 31, 2010 as compared to $44,348 during the three months ended March 31, 2009.  This decrease was primarily due to the Company’s receipt of lesser proceeds from promissory notes issued during the period to In Touch Digital Media Inc., a company wholly-owned by Ross Tocher, an officer of the Company.

Going Concern

Due to the uncertainty of the Company’s ability to meet its current operating and capital expenses, in its report on the Company’s annual financial statements for the year ended December 31, 2009, the Company’s independent auditors included an explanatory paragraph regarding concerns about its ability to continue as a going concern.

The Company has incurred a net loss of $999,628 for the period from inception on October 5, 2000 to March 31, 2010, has negative cash flow, has a stockholders’ deficiency and has no sales or revenues. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations from the development of any business that it may acquire. Management has plans to seek additional capital through a private placement and public offering of any common stock and from the issuance of promissory notes.

There is substantial doubt about the Company’s ability to continue as a going concern, as the continuation of its business is dependent upon the Company locating and acquiring a business opportunity and achieving a profitable level of operation.  The issuance of additional equity securities by the Company could result in a significant dilution in the equity interests of its current shareholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no significant off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, changes in financial position, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources that are material to shareholders.

RELATED PARTY TRANSACTIONS

The Company incurred the following expenses to related parties for the three months ended March 31, 2010 and 2009 as follows:

(a)
The Company paid a management fee of $15,088 (March 31, 2009 - $12,541) to a company controlled by the Company’s sole director for the three months ended March 31, 2010. The management services were on a month to month basis at $750 per month until September 30, 2008. On November 1, 2008, the Company entered into an agreement with the same party under which the Company agreed to pay $4,516 ($5,250 CAD) per month for management services on a month to month basis.

(b)
As of March 31, 2010, accounts payable of $120 (December 31, 2009 - $295) were owing to the sole director of the Company and $15,508 (December 31, 2009 - $10,037) was owing to a company controlled by the director.

(c)	Interest expensed by the Company relating to notes payable due to a company with a common director amounted to $Nil (March 31, 2009 - $1,756) for the three months ended March 31, 2010.

(d)	Interest expensed by the Company relating to notes payable due to a company with a common officer amounted to $622 (March 31, 2009 - $1,142) for the three months ended March 31, 2010.

CRITICAL ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued its final Statement of Financial Accounting Standards (“SFAS”) No. 168, “The ‘FASB Accounting Standards Codification’ and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (“SFAS 168”).  SFAS 168 establishes the “FASB Accounting Standards Codification” (“Codification”), which officially launched July 1, 2009, to become the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”), and related accounting literature.  Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants.  SFAS 168 recognizes the previously issued GAAP pronouncements into accounting topics and displays them using a consistent structure.  The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification.  SFAS 168 is effective for the Company as of the quarter ended September 30, 2009.  As the Codification was not intended to change or alter existing GAAP, it did not have an impact on the Company’s financial statements.  The only impact was that references to authoritative accounting literature are in accordance with the Codification.

Exploration Stage Company

The Company complies with Financial Accounting Standards Board (“FASB”) Statement No. 7, and Securities and Exchange Commission (“SEC”) Act Guide 7 in its characterization as an exploration stage company.

Mineral Property Interests

Costs of acquisition, exploration, carrying and retaining unproven mineral properties are expensed as incurred.

Cash

Cash consists of cash on deposit with high quality major financial institutions. The carrying amounts approximate fair market value due to the liquidity of these deposits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period.  Actual results could differ from these estimates.  The significant areas requiring management’s estimates and assumptions include fair value of shares issued to settle debt, valuation allowance for income tax purposes and fair value measurement of financial instruments.

Foreign Currency Translation

The Company’s functional currency is the U.S. dollar.  Transactions in foreign currency are translated in accordance with SFAS 52,  Foreign Currency Translation (codified in ASC 830, Foreign Currency Matters), into U.S. dollars as follows:

i)           monetary items at the rate prevailing at the balance sheet date;

ii)          non-monetary items at the historical exchange rate; and

iii)         revenue and expense at the average rate in effect during the applicable accounting period.

Basic and Diluted Loss Per Share

The Company computes loss per share in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128 – “Earnings Per Share” (codified in ASC 260, Earnings Per Share).  Under these provisions, basic loss per share is computed using the weighted average number of common stock outstanding during the periods.  Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period.  As the Company generated net losses in the period presented, the basic and diluted loss per share is the same as any exercise of options or warrants would anti-dilutive.

Financial Instruments

The Company’s financial instruments consist of cash on deposit, accounts payable and accrued liabilities, notes payable and promissory note payable.

Management of the Company does not believe that it is subject to significant interest, currency or credit risks arising from these financial instruments.  The respective carrying values of financial instruments approximate their fair values. Fair values were assumed to approximate carrying values since they are short term in nature or they are receivable or payable on demand.

Asset Retirement Obligations

The Company has adopted SFAS No. 143 (codified in ASC 410 Asset Retirement Obligations), which requires that an asset retirement obligation (“ARO”) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset.

The cost of the tangible asset, including the initially recognized ARO, is depleted, such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash flow, discounted at the Company’s credit-adjusted risk-free interest rate. To date, no significant asset retirement obligation exists due to the early stage of exploration. Accordingly, no liability has been recorded.

Asset Impairment

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable, pursuant to guidance established in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (codified in ASC 360-50, Impairment or Disposal of Long-lived Assets). The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. If impairment is deemed to exist the assets will be written down to fair value.

Comprehensive Loss

SFAS 130, Reporting Comprehensive Income, (codified in ASC 220, Comprehensive Income) establishes standards for the reporting and display of comprehensive loss and its components in the financial statements.  As at March 31, 2010 and 2009, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

Common Share Non-Monetary Consideration

In situations where common shares are issued and the fair value of the goods or services received is readily determinable, the fair value of the common shares is used to measure and record the transaction.  The fair value of the common shares issued in exchange for the receipt of goods and services is based on the stock price as of the earliest of:

i)              the date at which the counterparty’s performance is complete;

ii)	the date at which a commitment for performance by the counterparty to earn the common shares is reached; or

iii)	the date at which the common shares are issued if they are fully vested and non-forfeitable at that date.

RISK FACTORS

Much of the information included in this Management Discussion & Analysis includes or is based upon estimates, projections or other forward looking statements. Such forward looking statements include any projections and estimates made by the Company and its management in connection with its business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect management’s current judgment regarding the direction of the Company’s business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other forward looking statements involve various risks and uncertainties as outlined below. The Company cautions the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements. In this section, references to “we”, “our” or “us” refers to the Company.

The Company is a Cayman Islands exempted company and because the rights of shareholders under Cayman Islands law differ from those under United States law, you may have fewer protections as a shareholder.

The Company’s affairs are governed by its memorandum of association and articles of association and it is subject at all times to the Companies Law (2009 Revision) of the Cayman Islands. The rights of shareholders to take action against the Company’s directors, actions by minority shareholders and the fiduciary responsibility of directors under Cayman Islands law are governed by common law principles derived from cases in the Cayman Islands and other commonwealth and common law countries. The rights of shareholders and the fiduciary responsibilities of directors under Cayman Islands law differ somewhat from those established under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law as compared to the United States which could negatively affect your shareholder rights and protections.

The Company is a foreign private issuer and exempt from certain Securities and Exchange Commission (the “SEC”) requirements that provide shareholders with certain protections and information that must be made available to shareholders of United States public companies.

The Company is a foreign private issuer with respect to its SEC filings, which means it has reduced reporting requirements under the Securities and Exchange Act of 1934, as amended, resulting in fewer costs associated with financial and reporting compliance. For example, the Company is exempt from certain provisions applicable to United States public companies, including:

•	the rules requiring the filing with the SEC of quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	provisions of Regulation FD aimed at preventing issuers from making selective disclosure of material non-public information; and

•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions, or a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months.

Because of these exemptions, the Company’s shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

The Company may be subject to United States income tax liabilities which may adversely affect the Company’s working capital.

As a result of the recent continuance of the Company, the Company was deemed to have disposed of all of its property at its fair market value. The American Jobs Creation Act of 2004 includes provisions the effect of which is to treat certain corporations that undergo “inversion transactions” as United States corporations. There is a risk that the Internal Revenue Service would interpret the inversion rules so as to treat the Company as a United States corporation even now that the continuance has been consummated. As a result, the Company could continue to be subject to tax on its worldwide income as if it remained a United States corporation.

The Company may be classified as a Passive Foreign Investment Company.

Passive Foreign Investment Company (“PFIC”) rules generally provide for punitive treatment to “U.S. holders” (as defined in the section entitled “U.S. Tax Consequences”) of PFICs. A foreign corporation is classified as a PFIC if more than 75% of its gross income is passive income or more than 50% of its assets produce passive income or are held for the production of passive income. The Company may be classified as a PFIC if it holds the requisite percentage of passive assets, including cash, or earns the requisite percentage of passive income, including interest.  If the Company is classified as a PFIC, then U.S. holders could be subject to PFIC provisions which may impose U.S. taxes, in addition to those normally applicable, on the sale of the Company’s stock or on a distribution with respect to the Company’s stock.

The Company has had negative cash flows from operations and if it is not able to obtain further financing, its business operations may fail.

The Company had cash in the amount of $974 and a working capital deficit of $341,998 as of March 31, 2010. The Company does not have sufficient funds to independently finance the acquisition and development of new businesses, nor does it have the funds to independently finance its daily operating costs. The Company does not expect to generate any revenues for the foreseeable future. Accordingly, the Company will require additional funds, either from equity or debt financing, to maintain its daily operations and to locate, acquire and develop a business. Obtaining additional financing is subject to a number of factors, including investor acceptance of any business the Company may acquire in the future and investor sentiment. Financing, therefore, may not be available on acceptable terms, if at all. The most likely source of future funds presently available to the Company is through the sale of equity capital. Any sale of share capital, however, will result in dilution to existing shareholders. If the Company is unable to raise additional funds when required, it may be forced to delay its plan of operation and its entire business may fail.

The Company currently does not generate revenues, and as a result, it faces a high risk of business failure.

The Company does not hold an interest in any business or revenue generating property. Historically, the Company primarily focused on the location and acquisition of mineral and oil and gas properties. To date, the Company has not been as successful as hoped in implementing its business plan. As such, the Company is now also seeking business opportunities with established business entities for the merger of a target business with its company in non-resource related businesses in order to find the best opportunity for its company to realize value for its shareholders. The Company has not generated any revenues to date. In order to generate revenues, the Company will incur substantial expenses in the location, acquisition and development of a business. The Company therefore expects to incur significant losses into the foreseeable future. The Company recognizes that if it is unable to generate significant revenues from its activities, the Company’s entire business may fail. There is no history upon which to base any assumption as to the likelihood that the Company will be successful in its plan of operation, and it can provide no assurance to investors that it will generate any operating revenues or achieve profitable operations.

The worldwide macroeconomic downturn may reduce the ability of the Company to obtain the financing necessary to continue its business and may reduce the number of viable businesses that it may wish to acquire.

In 2008 and 2009, there was a downturn in general worldwide economic conditions due to many factors, including the effects of the subprime lending and general credit market crises, volatile but generally declining energy costs, slower economic activity, decreased consumer confidence and commodity prices, reduced corporate profits and capital spending, adverse business conditions, increased unemployment and liquidity concerns. These macroeconomic effects, including the resulting recession in various countries and slowing of the global economy, resulted in decreased business opportunities as potential target companies faced increased financial hardship. Tightening credit and liquidity issues also resulted in increased difficulties for the Company to raise capital for its continued operations and to consummate a business opportunity with a viable business. Although conditions appear to be becoming more favourable, it is unclear whether such improvements will continue and whether the Company will see any improvements in its ability to raise capital as a result. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable to the Company, it may be forced to delay a new business acquisition or its entire business may fail.

The Company will need to raise additional funds in the near future. If the Company is not able to obtain future financing when required, it might be forced to scale back or cease operations or discontinue its business.

The Company does not currently have any arrangements for financing and it can provide no assurance to investors it will be able to find such financing when such funding is required. Obtaining additional financing would be subject to a number of factors, including investor acceptance. Furthermore, there is no assurance that the Company will not incur further debt in the future, that it will have sufficient funds to repay its future indebtedness or that the Company will not default on its future debts, thereby jeopardizing its business viability. Finally, the Company may not be able to borrow or raise additional capital in the future to meet its needs or to otherwise provide the capital necessary to pursue a new business opportunity, which might result in the loss of some or all of your investment in the Company’s common stock.

The Company anticipates that its funds will not be sufficient to satisfy its cash requirements for the next twelve month period. Also, there is no assurance that actual cash requirements will not exceed the Company’s estimates. The Company will depend almost exclusively on outside capital to pay for the continued operation of the Company. Such outside capital may include the sale of additional stock, shareholder advances and/or commercial borrowing. There can be no assurance that capital will continue to be available if necessary to meet these continuing development costs or, if the capital is available, that it will be on terms acceptable to the Company. The issuance of additional equity securities by the Company will result in a dilution in the equity interests of its current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable to the Company, it may be forced to delay a new business acquisition or its entire business may fail.

If the Company is unable to hire and retain key personnel, it may not be able to implement its plan of operation and its business may fail.

The Company’s success will be largely dependent on its ability to hire and retain highly qualified personnel. This is particularly true in the highly technical businesses of mineral and oil and gas exploration. These individuals may be in high demand and the Company may not be able to attract the staff it need. In addition, the Company may not be able to afford the high salaries and fees demanded by qualified personnel, or it may fail to retain such employees after they are hired. At present, the Company has not hired any key personnel. The Company’s failure to hire key personnel when needed will have a significant negative effect on the Company’s business.

Because the Company’s executive officers do not have formal training specific to mineral and oil and gas exploration, there is a higher risk the Company’s business will fail.

The Company’s executive officers do not have formal training specific to mineral and oil and gas exploration. While J. Stephen Barley has experience managing a mineral exploration company, he does not have formal training as a geologist. Accordingly, the Company’s management may not fully appreciate many of the specific requirements related to working within the mining and oil and gas industry. The Company’s management decisions may not take into account standard engineering or managerial approaches commonly used by such companies. Consequently, the Company’s operations, earnings, and ultimate financial success could be negatively affected due to its management’s lack of experience in the industry.

The Company’s executive officers have other business interests, and as a result, may not be willing or able to devote a sufficient amount of time to the Company’s business operations, thereby limiting the success of its company.

Ross J. Tocher, the Company’s president and chief executive officer, presently spends approximately 15% of his business time on business management services for the Company and J. Stephen Barley, the Company’s secretary, treasurer, chief financial officer and director, presently spends approximately 15% of his business time on business management services for the Company. At present, Mr. Tocher and Mr. Barley spend a reasonable amount of time in pursuit of the Company's interests. Due to the time commitments from Mr. Tocher’s and Mr. Barley’s other business interests, however, Mr. Tocher and Mr. Barley may not be able to provide sufficient time to the management of the Company’s business in the future and the Company’s business may be periodically interrupted or delayed as a result of Mr. Tocher’s and Mr. Barley’s other business interests.

All of the Company’s assets and all of the Company’s directors and officers are outside the United States, with the result that it may be difficult for investors to enforce within the United States any judgments obtained against the Company or any of the Company’s directors or officers.

All of the Company’s assets are located outside the United States and the Company does not currently maintain a permanent place of business within the United States. In addition, all of the Company’s directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against the Company or the Company’s officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Consequently, you may be effectively prevented from pursuing remedies under U.S. federal securities laws against them.

Because the Company’s officers, directors and principal shareholders control a large percentage of the Company’s common stock, such insiders have the ability to influence matters affecting the Company’s shareholders.

The Company’s officers and directors, in the aggregate, beneficially own 57.3% of the issued and outstanding shares of the Company’s common stock. As a result, they have the ability to influence matters affecting the Company’s shareholders, including the election of the Company’s directors, the acquisition or disposition of the Company’s assets, and the future issuance of the Company’s shares. Because the Company’s officers, directors and principal shareholders control such shares, investors may find it difficult to replace the Company’s management if they disagree with the way the Company’s business is being operated. Because the influence by these insiders could result in management making decisions that are in the best interest of those insiders and not in the best interest of the investors, you may lose some or all of the value of your investment in the Company’s common stock.

Investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share if the Company issues additional shares or raise funds through the sale of equity securities.

The Company’s constating documents currently authorize the issuance of 400,000,000 shares of common stock with a par value of $0.001 and 100,000,000 preferred shares with a par value of $0.001. If the Company is required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If the Company issues any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in the Company’s control.

The Company’s common stock is illiquid and shareholders may be unable to sell their shares.

There is currently a limited market for the Company’s common stock and the Company can provide no assurance to investors that a market will develop. If a market for the Company’s common stock does not develop, the Company’s shareholders may not be able to re-sell the shares of the Company’s common stock that they have purchased and they may lose all of their investment. Public announcements regarding the Company, changes in government regulations, conditions in the Company’s market segment or changes in earnings estimates by analysts may cause the price of the Company’s common shares to fluctuate substantially. In addition, stock prices for junior mining and oil and gas companies fluctuate widely for reasons that may be unrelated to their operating results. These fluctuations may adversely affect the trading price of the Company’s common shares.

Penny stock rules will limit the ability of the Company’s shareholders to sell their stock.

The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The Company’s securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade the Company’s securities. The Company believes that the penny stock rules discourage investor interest in and limit the marketability of its common stock.

The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a shareholder's ability to buy and sell the Company’s stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy the Company’s common stock, which may limit your ability to buy and sell the Company’s stock and have an adverse effect on the market for its shares.

The Company does not intend to pay dividends on any investment in the shares of stock of the Company.

The Company has never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that the Company requires additional funding currently not provided for in its financing plan, the Company’s funding sources may prohibit the payment of a dividend. Because the Company does not intend to declare dividends, any gain on an investment in the Company will need to come through an increase in the stock’s price. This may never happen and investors may lose all of their investment in the Company.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s shares are quoted for trading on the OTC Bulletin Board under the symbol “TUSMF”.  As of May 31, 2010, the share capital of the Company was as follows:

Class of Shares	Par Value	Number Authorized	Number Issued
Common	$0.001	400,000,000	51,313,366

The Company is also authorized to issue up to 100,000,000 preferred shares, par value $0.001, however no preferred shares have been issued. The Company has no outstanding options, warrants or other securities that are convertible into common shares of the Company.

ADDITIONAL INFORMATION

The Company files annual and other reports and other information with Canadian securities regulatory authorities and with the SEC in the United States.  The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov.  The documents filed with Canadian securities regulatory authorities are available to the public at http://www.sedar.com.

APPROVAL

The Board of Directors of Tuscany Minerals Ltd. has approved the disclosure contained in this interim Management Discussion and Analysis.

Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, Ross Tocher, President and Chief Executive Officer of Tuscany Minerals Ltd., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Tuscany Minerals Ltd. (the “issuer”) for the interim period ended March 31, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 31, 2010

“Ross Tocher”
Ross Tocher
President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, J. Stephen Barley, Secretary, Treasurer and Chief Financial Officer, of Tuscany Minerals Ltd., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Tuscany Minerals Ltd. (the “issuer”) for the interim period ended March 31, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 31, 2010

“J. Stephen Barley”
J. Stephen Barley
Secretary, Treasurer and
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TUSCANY MINERALS LTD.

/s/ J. Stephen Barley
J. Stephen Barley
Chief Financial Officer and Director

Date:  June 1, 2010